Morgan

RECEIVED
2004 JUN 17 A 11: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

15th June 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commissio
450 Fifth Street, N.W.
Washington, DC 20549

04030721

SUPPL

12G32BR

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

David Coker
Company Secretary

dlw 6/17

Enclosure

communicate RNS

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Disposal
Released	07:00 15 Jun 2004
Number	7604Z

RNS Number:7604Z
Morgan Crucible Co PLC
15 June 2004

DISPOSAL OF AUTO AND CONSUMER GLOBAL BUSINESS WITHIN ELECTRICAL CARBON DIVISION

The Morgan Crucible Company plc ("Morgan Crucible") today announces that it has reached agreement to dispose of the net operating assets of its Auto and Consumer Global Business to Energy Conversion Systems Holdings, LLC, incorporated in Delaware, USA, for a consideration of US$60 million (£33 million). Some 80% of this consideration due to Morgan Crucible is payable in cash over the next few days. Of the balance, some 60% will be paid after 3 months, with the remainder payable after 15 months.

In addition, there is an element of deferred consideration of up to US$17.5 million (£10 million), based upon the Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA") performance of the sold entity for 2004 and 2005.

This sale is in line with management's strategy of disposing of non-core businesses to simplify and focus the Group, while raising funds to reinvest in Morgan Crucible's profit improvement programme and reduce debt. Following this disposal the number of Morgan Crucible Global Businesses will be reduced to five, down from nine in early 2003.

The Auto and Consumer business manufactures a wide range of carbon brushes, commutators and energy conversion systems for consumer, automotive, and industrial applications. With operations on three continents, it has a current headcount of approximately 1,800 and in 2003 generated turnover of circa US$130 million (£80 million), EBITDA of circa US$11 million (£6.7 million), Earnings Before Interest, Tax and Amortisation of circa US$4 million (£2.4 million) and had net assets (including goodwill) of circa US$102 million (£57 million) at 4 January 2004.

The purchaser is backed by a consortium of financial buyers, including MidMark Capital, who provide unique financial and strategic benefits to take advantage of opportunities in the Auto and Consumer Global Business.

Many of the Auto and Consumer locations currently operate on shared sites with businesses from other Morgan Crucible global business units, and therefore the agreement with the purchaser includes some post-closing arrangements to account for this. There will also be a post-closing working capital adjustment. The exceptional loss on disposal is expected to be circa £33 million, of which goodwill accounts for approximately 40% of this amount. In addition the company has given certain representations, warranties and indemnities in connection with the transaction.

Warren Knowlton, Chief Executive Officer said:

"At our recent Annual General Meeting we made it clear that Morgan Crucible's focus on reducing debt would continue assisted by the disposal of those businesses that do not meet its key criteria. The Auto and Consumer business

clearly fits into that category and its disposal will also help to simplify the Group's structure".

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications 01753 837 000

Finsbury Group
Robin Walker, Kate Ebbage 020 7251 3801

END